SECURITIES AND UNITED STATES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                         MANCHESTER EQUIPMENT CO., INC.
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)


                                  562154 10 4
                                 (CUSIP Number)

------------------------------------------------------------------------------
                        March 24, 1997 and March 27, 1997
            (Dates of Events Which Require Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |X|

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

 -----------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                       SCHEDULE 13D

CUSIP No. 562154 10 4


--------------------------------------------------------------------------------
      1.         NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                   Barry R. Steinberg
--------------------------------------------------------------------------------
      2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|

                                                                      (b)  |X|

--------------------------------------------------------------------------------
      3.         SEC USE ONLY



--------------------------------------------------------------------------------
      4.         SOURCE OF FUNDS

                           Not applicable. See Item 3.

--------------------------------------------------------------------------------
      5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(D) OR 2(E)                            |_|


--------------------------------------------------------------------------------
      6.         CITIZENSHIP OR PLACE OF ORGANIZATION

                                     U.S.A.

--------------------------------------------------------------------------------
         NUMBER OF                     7.     SOLE VOTING POWER
           SHARES                                      4,585,101
        BENEFICIALLY
       OWNED BY EACH
         REPORTING
        PERSON WITH
                            ----------------------------------------------------
                                       8.     SHARED VOTING POWER

                                                       0

                            ----------------------------------------------------
                                       9.     SOLE DISPOSITIVE POWER

                                                       4,585,101

                            ----------------------------------------------------
                                       10.    SHARED DISPOSITIVE POWER

                                                       0

--------------------------------------------------------------------------------
      11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   4,585,101     See Item 5(a).

--------------------------------------------------------------------------------
      12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                           |_|


-------------------------------------------------------------------------------
      13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   53.8%    See Item 5(a).



--------------------------------------------------------------------------------
      14.        TYPE OF REPORTING PERSON

                                   IN

--------------------------------------------------------------------------------

                                                       SCHEDULE 13D

CUSIP No. 562154 10 4


--------------------------------------------------------------------------------
      1.         NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 Ilene Steinberg
--------------------------------------------------------------------------------
      2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  |_|

                                                                     (b)  |X|

--------------------------------------------------------------------------------
      3.         SEC USE ONLY



--------------------------------------------------------------------------------
      4.         SOURCE OF FUNDS

                   Not Applicable. See Item 3

--------------------------------------------------------------------------------
      5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(D) OR 2(E)                             |_|


--------------------------------------------------------------------------------
      6.         CITIZENSHIP OR PLACE OF ORGANIZATION

                                     U.S.A.

--------------------------------------------------------------------------------
         NUMBER OF                     7.     SOLE VOTING POWER

           SHARES                                      40,000

        BENEFICIALLY

       OWNED BY EACH

         REPORTING

        PERSON WITH
                            ----------------------------------------------------
                                       8.     SHARED VOTING POWER

                                                       0

                            ----------------------------------------------------
                                       9.     SOLE DISPOSITIVE POWER

                                                       40,000

                            ----------------------------------------------------
                                       10.    SHARED DISPOSITIVE POWER

                                                       0

--------------------------------------------------------------------------------
      11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   40,000     See Item 5(a).

--------------------------------------------------------------------------------
      12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                           |_|


--------------------------------------------------------------------------------
      13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   .5%    See Item 5(a).

--------------------------------------------------------------------------------
      15.        TYPE OF REPORTING PERSON

                                   IN

--------------------------------------------------------------------------------

                                                      SCHEDULE 13D

CUSIP No. 562154 10 4


--------------------------------------------------------------------------------
      1.         NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                   Sheryl Steinberg
--------------------------------------------------------------------------------
      2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  |_|
                                                                       (b)  |X|
--------------------------------------------------------------------------------
      3.         SEC USE ONLY



--------------------------------------------------------------------------------
      4.         SOURCE OF FUNDS

                    Not Applicable. See Item 3.

--------------------------------------------------------------------------------
      5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(D) OR 2(E)                             |_|


-------------------------------------------------------------------------------
      6.         CITIZENSHIP OR PLACE OF ORGANIZATION

                                     U.S.A.

--------------------------------------------------------------------------------
         NUMBER OF                     7.     SOLE VOTING POWER

                                                       40,000

        BENEFICIALLY

       OWNED BY EACH

         REPORTING

        PERSON WITH
                            ----------------------------------------------------
                                       8.     SHARED VOTING POWER

                                                       0

                            ----------------------------------------------------
                                       9.     SOLE DISPOSITIVE POWER

                                                       40,000

                            ----------------------------------------------------
                                       10.    SHARED DISPOSITIVE POWER

                                                       0

--------------------------------------------------------------------------------
      11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   40,000     See Item 5(a).

--------------------------------------------------------------------------------
      12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                           |_|


-------------------------------------------------------------------------------
      13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   .5%    See Item 5(a).

--------------------------------------------------------------------------------
      14.        TYPE OF REPORTING PERSON

                                   IN

--------------------------------------------------------------------------------

     This Amendment No. 1 amends the Schedule 13D, dated March 24, 1997, filed by the reporting persons with respect to the purchase by Ilene Steinberg and Sheryl Steinberg of shares of Common Stock, $.01 par value ("Common Stock"), of Manchester Equipment Co., Inc. (the "Issuer"). Capitalized terms not defined in this Amendment No. 1 are used as defined in the Schedule 13D filing of the reporting persons.

Item 3.  Source and Amount of Funds or Other Consideration.

     On March 24, 1997, a portion of the proceeds of the Loans was used by Sheryl Steinberg to purchase shares of the Issuer's Common Stock. On March 27, 1997, a portion of the proceeds of the Loans was used by Ilene Steinberg to purchase shares of the Issuer's Common Stock. See Item 5(c)

Item 5.   Interest in Securities of the Issuer.

     (a) The aggregate number of shares of Common Stock and the percentage of outstanding shares of Common Stock (based upon the 8,525,000 shares of Common Stock outstanding on February 28, 1997, as represented by the Issuer in the Form 10-Q, dated March 12, 1997), beneficially owned by each person named in Item 2 above, as of the close of business on April 1, 1997, is set forth below:



                                             Shares            Percentage of
             Name of Holder              Beneficially Owned  Outstanding Shares
Barry R. Steinberg..................         4,585,101              53.8%

Ilene Steinberg.....................            40,000                .5%

Sheryl Steinberg....................            40,000                .5%
                                                ------                --

Total                                        4,665,101              54.7%
                                             =========              ====


     (c) On March 24, 1997, Sheryl Steinberg purchased 5,000 shares of the Issuer's Common Stock at a purchase price of $4-1/2 per share. On March 27, 1997, Ilene Steinberg purchased 5,000 shares of the Issuer's Common Stock at a purchase price of $4 5/8 per share. The transactions were effected on the open market. The Issuer's Common Stock is traded on The Nasdaq National Market.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, each of us certifies that the information set forth in this statement is true, complete and correct.


                                                     /s/ Barry R. Steinberg
                                                     -----------------------
Date: April 1, 1997                                  Barry R. Steinberg



                                                     s/s Ilene Steinberg
                                                     -------------------
                                                         Ilene Steinberg



                                                      s/s Sheryl Steinberg
                                                       -------------------
                                                         Sheryl Steinberg